Filed by Sun Bancorp, Inc.
             Pursuant to Rule 425 of the Securities Act of 1933 and deemed filed
                                 Pursuant to the Securities Exchange Act of 1934

                                Subject Company: Community Bancorp of New Jersey
                                      Registration Statement Number:  333-114436


Sun Bancorp, Inc.
--------------------------------------------------------------------------------
Vineland, NJ o Nasdaq: SNBC

Thomas A. Bracken
President & CEO

Dan A. Chila
Chief Financial Officer


Northeast 2004
Super Community
Bank Conference
Boston, MA


Monday, May 24 - Tuesday, May 25, 2004

                                                        [Sun Bancorp, Inc. Logo]

SEC Legend
--------------------------------------------------------------------------------

SUN BANCORP, INC. HAS FILED A REGISTRATION STATEMENT ON FORM S-4 WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") RELATING TO THE COMMON STOCK OF SUN BANCORP, INC. TO BE ISSUED IN CONNECTION WITH THE COMMUNITY BANCORP OF NEW JERSEY MERGER. THE REGISTRATION STATEMENT CONTAINS IMPORTANT INFORMATION REGARDING SUN BANCORP, INC. AND THE MERGER AND INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT CAREFULLY. INVESTORS CAN OBTAIN THE REGISTRATION STATEMENT FREE OF CHARGE FROM THE SEC'S WEBSITE AT WWW.SEC.GOV AND IS ALSO
                                                   -----------
AVAILABLE WITHOUT CHARGE FROM SUN BANCORP, INC. UPON WRITTEN REQUEST TO THE CORPORATE SECRETARY. THIS PRESENTATION SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY THE SECURITIES OF SUN BANCORP, INC. NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL.

                                                        [Sun Bancorp, Inc. Logo]

Investment Considerations
--------------------------------------------------------------------------------

"Our Mission Is To Be The Premier Community Bank in Every Community We Serve"

o Seasoned leadership team managing the bank with goal of dominating our footprint

o Turnaround is ahead of expectations despite difficult external operating environment

o    Growth  of  investment   portfolio  from  branch   acquisition  poised  for
     conversion to loans led by seasoned lending team which continues to be enhanced through hiring of experienced lenders

o Scope of branch network is extensive and being refined to maximize profitability

o    Vibrant south-central NJ market is strong and growing

o    Post  CBNJ   acquisition   we  will  have  the  best   branch   network  in
     Central/Southern New Jersey

                                                        [Sun Bancorp, Inc. Logo]

Our Story
--------------------------------------------------------------------------------

o    THEN - "In Harm's Way"

o    NOW - "Building a Community Bank Powerhouse"

o    Veteran Management team

o    Attractive service area, market demographics and our share

o    Branch rationalization

o    Initiatives for revenue growth and improved profitability

o    Community Bancorp of New Jersey acquisition overview

o    Financial highlights

o    Investment considerations

                                                        [Sun Bancorp, Inc. Logo]

THEN - "In Harm's Way"
--------------------------------------------------------------------------------

o    Founded 1985; rapid growth 1994-2001

o    From 3 to 75 branches (51 acquired + 21 de novo)

o    From $112 million in assets to a $2.0 billion multi-state BHC

o    Significant Consequences

o    Regulatory MOU leads Board to install new management team in early 2001

                                                        [Sun Bancorp, Inc. Logo]

NOW - "Building a Community Bank Powerhouse"
--------------------------------------------------------------------------------

o Leadership team comprised of experienced bankers with proven track records, deep knowledge of NJ market

o    Regulatory issues resolved, MOU lifted in record time

o    New strategic plan drives redefined company mission

                                                        [Sun Bancorp, Inc. Logo]

Veteran Management Team that has Done this Before
--------------------------------------------------------------------------------

* 7 team members who have worked together for a combined total of over 170 years


                                        YEARS BANKING   PRIOR ORGANIZATIONS                            YEARS EMPLOYED
NAME            TITLE                   EXPERIENCE
Tom Bracken     President and CEO          34*          New Jersey National Bank                       1969 to 1986
                                                        CoreStates/First Union                         1986 to 2001

Dan Chila       Executive VP, CFO          28*          Citizen's Bancorp                              1975 to 1984
                                                        New Jersey National Bank                       1984 to 1986
                                                        CoreStates                                     1986 to 1998
                                                        People's Bancorp                               1998 to 2000

Bruce Dansbury  Executive VP               28*          New Jersey National Bank                       1975 to 1986
                Business Banking                        CoreStates/First Union                         1986 to 2001

Tom Holt        Senior VP                  17*          New Jersey National Bank                       1986
                Financial Services                      CoreStates/First Union                         1986 to 2001

Jack Neary      Executive VP               35*          First Pennsylvania Bank                        1965 to 1980
                Community Banking                       Manufacturers Hanover Financial Services       1980 to 1986
                                                        New Jersey National Bank                       1986 to 1987
                                                        CoreStates                                     1987 to 1998

Lou Pellicori   Executive VP               21           CoreStates/First Union                         1982 to 1999
                Chief Information Officer               Commerce Bank                                  1999 to 2000
                                                        Alliance Consulting Group                      2000 to 2001

Bart Speziali   Executive VP               31           Citizens United Bank                           1972 to 1980
                Commercial Banking                      Security Savings and Loan                      1981 to 1992

Tom Townsend    Senior VP                  25           CoreStates                                     1978 to 1998
                Risk Management                         HRS America                                    1998 to 1999
                                                        Smith Barney Corporate Trust Company           1999 to 2001

Sandy Wandelt   Senior VP                  6*           New Jersey National Bank                       1986 to 1988
                Human Resources                         CoreStates                                     1988 to 1991

Chris Warren    Executive VP               24*          CoreStates                                     1979 to 1998
                Business Banking                        First Union                                    1998 to 2003

                                                        [Sun Bancorp, Inc. Logo]

High Growth, Wealthy Market Served
--------------------------------------------------------------------------------

o    New Jersey is the wealthiest state,
     based on median household income (MHI)

o    7 out of the top 10 fastest growing
     NJ counties are in Sun market area/regions                    [MAP OMITTED]

o    10 Fortune 50 companies are headquartered in Sun's footprint

o 2002, the average value of a new residential building permit exceeded $200,000, a 40% increase in 5 years


Source: SNL Securities, NJ Business and Industry Assoc.
        and the NJ Council of Economic Advisors

                                                        [Sun Bancorp, Inc. Logo]

Relationship Banking Business Strategy Driving Growth
--------------------------------------------------------------------------------

From transaction banking to relationship banking...

o    Provide relationship-based customer service across 3 business lines

o    Become the lead bank for all of our customers' banking needs

                                                        [Sun Bancorp, Inc. Logo]

Branch Rationalization
--------------------------------------------------------------------------------

o On December 19, 2003, acquired 8 branches of the South Jersey Bank division of New York Community Bank with $340 million in deposits and $15 million in loans

o On February 17, 2004 we announced the acceleration of our planned 2004-2005 branch rationalization program into 2004

o    Consolidation of 14 under-performing branches in 2004

o We expect to complete the branch restructurings by December 2004 and to incur a pre-tax restructuring charge of approximately $2.3 million, or $0.11 per share after taxes

o    Going  forward,  we  anticipate  the  branch   consolidations/sales  to  be
     accretive by $0.10 per share annually

                                                        [Sun Bancorp, Inc. Logo]

Branch Rationalization
--------------------------------------------------------------------------------

                                                           Total   Avg. Deposits
                                          No. of        Deposits         /Branch
                                        Branches    ($ Millions)    ($ Millions)

Dec. 31, 2000                                 70          $1,428         $20.4

Dec. 31, 2001 (+3/-1)                         72           1,573          21.9

Dec. 31, 2002 (+2/-1)                         73           1,703          23.3

Dec. 31, 2003 (+8(1)/-5                       76           2,111          27.8



- Consolidation/Sale of Branches(2)          -14            -108           7.7

+ Acquisition of CBNJ                         +8            +326          40.8

Pro Forma                                     70           2,329          33.3


o  Eight branches were acquired from New York Community Bancorp in December 2003

o Total Deposits and average deposits per branch represent anticipated run-off as a result of consolidations and closings

                                                        [Sun Bancorp, Inc. Logo]

Growth in Fee Income
--------------------------------------------------------------------------------

o    Current fee income initiatives

     -   NSF/OD Privilege Program
     -   credit card
     -   electronic banking
     -   leasing
     -   SBA
     -   others under consideration

                                                        [Sun Bancorp, Inc. Logo]

Overview of Community Bancorp of New Jersey (CBNJ)

o On February 17, 2004 we announced our acquisition of Community Bancorp of New Jersey (CBNJ)

o Valuable franchise in one of the most affluent and densely populated residential and business markets in United States

o Established in 1997 to meet the needs of Monmouth County communities that were underserved after considerations

o    Has grown profitably to over $400 million in assets in 6 years of operation

o 8th largest deposit share in Monmouth County with 8 branches in prime locations

o    Superior asset quality and liquid balance sheet

                                SNBC            CBNJ           Combined
                                ----            ----           --------

        Assets:                 $2,600          $428            $3,028

        Net Loans:               1,364           199             1,563

        Deposits:                2,111           326             2,437

        Common Equity:             186            24               210

        As of December 31, 2003 ($ in millions): combined numbers do not reflect purchase accounting adjustments

                                                        [Sun Bancorp, Inc. Logo]

Attractive Demographics of Monmouth County
--------------------------------------------------------------------------------

                                                    Monmouth        Monmouth
                                                 Rank out of     Rank out of
                                     Monmouth      SNBC's 13         NJ's 21
                                       County    NJ Counties        Counties

Total Deposits                  $12.7 billion             #2              #6
Small Businesses                       54,712             #1              #3
2003 SBA Loan Approvals                   203             #3              #4



                                                      SNBC's      New Jersey
                                                 Market Avg.      State Avg.

Proj. Population Growth (2010)          10.52%          7.51%           5.55%
Median Household Income               $71,562        $56,668         $61,179


                                                        [Sun Bancorp, Inc. Logo]

Pro Forma Deposit Market Share - Monmouth County
--------------------------------------------------------------------------------

o SNBC becomes the largest community focused commercial bank in Monmouth County behind 4 super-regional banks and 3 savings institutions

                                                        Deposits       Market
   Rank Institution                     Branches        ($000)         Share (%)
   -----------------------------------------------------------------------------
    1   Bank of America Corp.                 64        2,192,926       17.26
    2   Wachovia Corp.                        50        1,966,604       15.48
    3   Sovereign Bancorp Inc.                30        1,758,184       13.84
    4   PNC Financial Services Group          29          935,735        7.37
    5   Investors Bancorp MHC                  9          917,954        7.23
    6   Commerce Bancorp Inc.                 19          885,657        6.97
    7   Hudson City Bancorp Inc. (MHC)         4          580,912        4.57
   -----------------------------------------------------------------------------
    8   Sun Bancorp Pro Forma                 10          412,985        3.25
   -----------------------------------------------------------------------------
    8   Community Bancorp of NJ                8          344,385        2.71
   -----------------------------------------------------------------------------
    9   Provident Financial Services          12          335,396        2.64
   10   Shrewsbury Bancorp                    11          325,308        2.56
   11   Independence Comm. Bank Corp.          2          303,196        2.39
   12   MSB Mutual Holding Company             4          295,252        2.32
   13   Bank of New York Co.                   7          276,268        2.17
   14   Monmouth Community Bancorp             6          188,380        1.48
   15   Freehold S&LA                          2          165,815        1.31
   16   Allaire Community Bank                 5          138,412        1.09
   17   Columbia Savings Bank M.H.C.           3          132,054        1.04
   18   Two River Community Bank               6          127,604        1.00
   19   North Fork Bancorp                     8          125,833        0.99
   20   Amboy Bancorporation                   6          115,891        0.91
   21   Washington Mutual Inc.                 3          105,394        0.83
   22   First Washington FinancialCorp         4           91,559        0.72
   23   OceanFirst Financial Corp.             2           88,976        0.70
   -----------------------------------------------------------------------------
   24   Sun Bancorp Inc.                       5           88,193        0.69
   -----------------------------------------------------------------------------

                                         Source: SNL Financial (as of June 2003)

                                                        [Sun Bancorp, Inc. Logo]

Market Share Potential in High Growth Markets
--------------------------------------------------------------------------------

Sun Bancorp Market Share By County

Prior to NYCB acquisitions [MAP OMITTED]

Including NYCB acquisitions [MAP OMITTED]

Including CBNJ acquisitions [MAP OMITTED]

                                                        [Sun Bancorp, Inc. Logo]

Pro Forma Franchise Locations

--------------------------------------------------------------------------------

                                 [MAP OMITTED]


                                                        [Sun Bancorp, Inc. Logo]

Building Our Infrastructure
--------------------------------------------------------------------------------

o Attract & retain people who understand & can execute our strategy; banking is still a "people" business

o    Install upgraded technology across institution

o Realize savings from basic improvements in operational processes and efficiency


                                                        [Sun Bancorp, Inc. Logo]

Financial Highlights
--------------------------------------------------------------------------------

De-leveraging and managing balance sheet growth are having a favorable impact

                                [Graphic Omitted]



                                                        [Sun Bancorp, Inc. Logo]

Financial Highlights
--------------------------------------------------------------------------------

Loan Type                                Collateral Mix
---------                                --------------
        Consumer 15%                             Other 21%
        Commercial 85%                           Secured by Real Estate 79%

                              [PIE CHARTS OMITTED]


                                                        [Sun Bancorp, Inc. Logo]

Financial Highlights
--------------------------------------------------------------------------------

NPAs / Assets                    Reserves / Loans
-------------                    ----------------

1999    0.25%                     1999     0.93%
2000    0.30%                     2000     1.01%
2001    0.58%                     2001     1.21%
2002    1.27%                     2002     1.33%
2003    1.01%                     2003     1.27%
Mar-04  0.96%                     Mar-04   1.25%

NPAs includes non-accrual loans, other real estate owned, loans 90+ days past due and troubled debt restructurings.

                                                        [Sun Bancorp, Inc. Logo]

Financial Highlights
--------------------------------------------------------------------------------

Shift in sources of funding complements strong growth rate of core deposits

17.9% Core Deposit CAGR
 9.9% Deposit CAGR

        Deposits        Core Deposits   FHLB Advances/ Repos
        --------        -------------   --------------------
                          (Millions)

1999    1,291                  681              529
2000    1,411                  782              407
2001    1,572                1,079              160
2002    1,690                1,278              205
2003    2,111                1,577              220
Mar-04  2,073                1,552              219

o    Core deposits have grown from 53% to 75% of total deposits since 1999

                                                        [Sun Bancorp, Inc. Logo]

Financial Highlights
--------------------------------------------------------------------------------

Net Income (1)                                  Returns (%)
--------------                                  -----------

Dollars in thousands                                    ROAA    ROAE
                                                        ----    ----
2002    Q1      2,137                           1999    0.58%   11.08%
        Q2      2,573                           2000    0.43%    8.85%
        Q3      2,776                           2001    0.07%    1.0%%
        Q4      2,892                           2002    0.50%    7.63%
                                                2003    0.59%    8.71%
2003    Q1      2,892                           Mar-04  0.53%    7.26%
        Q2      3,127
        Q3      3,374
        Q4      3,534

2004    Q1      3,421


(1) Excludes $866,000 net gain on branch sale in 2003 Q1. In 2003 Q3, excludes $867,000 net gain on branch sale and $924,000 net of tax special loan loss provision. In 2003 Q4, excludes $400,000 net of tax charges related to the Community Bank of New York branch acquisition.

                                                        [Sun Bancorp, Inc. Logo]

Financial Highlights
--------------------------------------------------------------------------------

Non-interest income growth and an improving efficiency ratio continue to be strategic goals

Non-Interest Income(1) 15.2% CAGR
---------------------------------
Dollars in millions

1999    $ 6.8
2000    $ 8.3
2001    $10.1
2002    $10.7
2003    $12.3
Mar-04  $13.8


Efficiency Ratio (%)
--------------------

        Efficiency Ratio        Efficiency Ratio (Excl Intangible Amortization)
        ----------------        ----------------------------------------------

1999          74.6%                             64.4%
2000          78.4%                             67.1%
2001          85.8%                             74.1%
2002          75.4%                             70.0%
2003          73.7%                             69.5%
Mar-04        77.8%                             72.9%


(1) Excludes non-recurring items.

                                                        [Sun Bancorp, Inc. Logo]

Financial Highlights
--------------------------------------------------------------------------------

Margin strengthening with balance sheet repositioning

Net Interest Margin
------------------

1999    3.57%
2000    3.30%
2001    3.20%
2002    3.44%
2003    3.57%
Mar-04  3.46%


Yield / Cost
------------

            Yield on Earning Assets         Cost of Interest Bearing Liabilities
            -----------------------         ------------------------------------
1999                    7.58%                           4.52%
2000                    8.01%                           5.30%
2001                    7.08%                           4.48%
2002                    5.94%                           2.94%
2003                    5.30%                           2.07%
Mar-04                  4.84%                           1.62%


                                                        [Sun Bancorp, Inc. Logo]

Financial Highlights
--------------------------------------------------------------------------------

Book / Tangible Book Value(1)
-----------------------------

[Graphic Omitted]


Leverage Ratio
--------------

1999    5.18%
2000    5.88%
2001    6.90%
2002    6.84%
2003    7.34%
Mar-04  6.93%


(1) On December 22, 2003, the Company completed a public offering of 1,495,000 shares of common stock which increased capital by approximately $30 million.

                                                        [Sun Bancorp, Inc. Logo]

Investment Considerations
--------------------------------------------------------------------------------

"Our Mission Is To Be The premier Community Bank in Every Community We Serve"

o Seasoned leadership team managing the bank with goal of dominating our footprint

o Turnaround is ahead of expectations despite difficult external operating environment

o    Growth  of  investment   portfolio  from  branch   acquisition  poised  for
     conversion to loans led by seasoned lending team which continues to be enhanced through hiring of experienced lenders

o Scope of branch network is extensive and being refined to maximize profitablity

o    Vibrant south-central NJ market is strong and growing

o    Post  CBNJ   acquisition   we  will  have  the  best   branch   network  in
     Central/Southern New Jersey

                                                        [Sun Bancorp, Inc. Logo]

Forward-Looking Information
--------------------------------------------------------------------------------

During the course of this presentation, management may make projections and forward-looking statements regarding events or the future financial performance of Sun Bancorp. We wish to caution you that these forward-looking statements involve certain risks and uncertainties, including a variety of factors that may cause Sun Bancorp's actual results to differ materially from the anticipated results expressed in these forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements and are advised to review the risk factors that may affect Sun Bancorp's operating results in documents filed by Sun Bancorp with the Securities and Exchange Commission, including the Form S-3 Registration Statement, Quarterly Report on Form 10-Q, the Annual report on Form 10-K and other required filings. Sun Bancorp assumes no duty to update the forward-looking statements made in this presentation.

                                                        [Sun Bancorp, Inc. Logo]